

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2012

Via E-mail
Douglas Wright
Executive Vice President and Chief Financial Officer
Intermountain Community Bancorp
414 Church Street
Sandpoint, ID 83864

> **Re:** **Intermountain Community Bancorp**
> **Registration Statement on Form S-1**
> **Filed March 13, 2012**
> **File No. 333-180071**

Dear Mr. Wright:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your cover page and prospectus to ensure that your disclosure is as thorough as it is in your preliminary proxy statement. Additionally, please revise to incorporate any of our comments on the proxy statement to the extent applicable.

Questions and Answers Relating to the Rights Offering, page 1

2. Please add disclosure regarding the private investors' ability and obligation to buy voting common shares. For example, please explain whether such investors will still be required to buy shares if you sell the maximum amount of voting shares, and how they will do so.

3. Please expand your disclosure to explain the reverse stock split, and discuss the impact that the split will have on the subscription rights to buy shares of common stock after the split.

4. Please disclose whether the offering will result in a change of control of the company, and please disclose the percentage of shares that will be held by the private investors assuming full conversion of the securities and exercise of the warrants to voting common. In addition, disclose the impact on book value per share to existing holders resulting from the stock purchase agreement as well as from this offering.

How do the backstop commitments work?, page 6

5. Revise this disclosure to use a chart listing the backstop purchasers, their ownership interests resulting from the purchase agreement in both share number and percentage of the company on a fully converted basis, their purchase limits under the agreement, and the amounts they are committed to purchase as a backstop as a result of the aforementioned limitations. In addition, if there are less shares available than their commitments, state how you will determine who will purchase the remaining shares.

Why are there backstop purchasers?, page 7

6. We note your disclosure that there appears to be a minimum amount of shares that will need to be sold in the offering. Please revise your cover page to reflect this minimum.

Exhibit 5.1

7. Revise the assumptions in the third paragraph to carve out the issuer. It is not appropriate for counsel to assume any facts that are readily ascertainable from their client.

8. Please delete the assumptions in the fourth paragraph of the legal opinion. It is not appropriate for counsel to assume any of the material facts underlying the opinion, including necessary corporate actions.

9. We note that you are not rendering any opinion with respect to Idaho law, which is the state in which the Company is incorporated. For equity securities, counsel must opine on the legality of the securities under the laws of the state in which the registrant is incorporated. Please revise.

10. We note that counsel "disclaims" any obligation to review or supplement the opinion. Please revise to state instead that counsel "assumes no obligation" to review or supplement the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Attorney

cc. <u>Via E-mail</u>
Casey M. Nault
Graham & Dunn PC